September 2, 2010

Mr. Li-Lan Cheng
Chief Financial Officer
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People's Republic Of China

> **Re:** **E-House (China) Holdings Limited**
> **Form 20-F for the year ended December 31, 2009**
> **Filed on April 23, 2010**
> **File No. 000-53043**

Dear Mr. Li-Lan Cheng:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-7

1.   Please explain why the purchase of non-controlling interests is characterized as a financing activity within your statements of cash flows.

Note 21 – Related Party Balances and Transactions

(d) Real Estate Investment Fund Management, page F-47

2.   Based on your disclosure here and in your subsequent event footnote, we note that you formed limited partnership entities in January 2008 and 2010 where your 51% owned and consolidated subsidiaries served the role as general partner. Please clarify whether these limited partnerships are consolidated into the results of your subsidiary. Your response should tell us how you considered the guidance in FASB ASC Subtopic 810-20 in determining whether consolidation is appropriate given the general partnership role held by your subsidiary.   In addition, please show us the disclosure you will include in future filings to address this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief